EXHIBIT 11

Schedule of Computation of Net Earnings Per Share

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2008	2007	2008	2007

Basic Earnings Per Share

Net earnings (loss)	$303,000	$(337,000)	$521,000	$126,000

Weighted-average Common Shares:

Basic Shares Outstanding	7,659,000	8,156,000	7,651,000	8,154,000

Basic Earnings (Loss) Per Share	$0.04	$(0.04)	$0.07	$0.02

Diluted Earnings Per Share

Net earnings (loss)	$303,000	$(337,000)	$521,000	$126,000

Weighted-average Common Shares:

Basic Shares Outstanding	7,659,000	8,156,000	7,651,000	8,154,000

Stock Options	33,000	-	48,000	73,000
Restricted Stock	270,000	-	286,000	242,000

Diluted Shares Outstanding	7,962,000	8,156,000	7,985,000	8,469,000

Diluted Earnings (Loss) Per Share	$0.04	$(0.04)	$0.07	$0.01